Filed pursuant to Rule 424(b)(3)

File No. 333-238283

UNITED STATES 12 MONTH OIL FUND, LP

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Supplement dated June 15, 2020

to

Prospectus dated June 11, 2020

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This supplement contains information that amends, supplements or modifies certain information contained in the prospectus of United States 12 Month Oil Fund, LP (“USL”) dated June 11, 2020 (the “Prospectus”).

You should carefully read the Prospectus and this supplement before investing. This supplement should be read in conjunction with the Prospectus. You should also carefully consider the “Risk Factors” beginning on page 4 of the Prospectus before you decide to invest.

The E D & F Man Capital Markets Inc. to Serve as a Futures Commission Merchant for USL

On June 11, 2020, USL entered into a Customer Agreement with E D & F Man Capital Markets Inc. (“MCM”) to serve as an additional futures commission merchant for USL.

In light of the foregoing, the section entitled “Futures Commission Merchant” beginning on page 33 of the Prospectus is revised to add the following text at the end of the section:

E D & F Man Capital Markets Inc.

On June 11, 2020, USL entered into a Customer Agreement E D & F Man Capital Markets Inc. (“MCM”) to serve as an FCM for USL. This agreement requires MCM to provide services to USL in connection with the purchase and sale of Oil Futures Contracts and other Oil-Related Investments that may be purchased or sold by or through MCM for USL’s account. Under this agreement, USL pays MCM commissions for executing and clearing trades on behalf of USL.

MCM’s primary address is 140 East 45th Street, 10th Floor, New York, NY 10017. MCM is registered in the United States with FINRA as a broker-dealer and with the CFTC as an FCM. MCM is a member of various U.S. futures and securities exchanges.

MCM is a large broker dealer subject to many different complex legal and regulatory requirements. As a result, certain of MCM’s regulators may from time to time conduct investigations, initiate enforcement proceedings and/or enter into settlements with MCM with respect to issues raised in various investigations. MCM complies fully with its regulators in all investigations which may be conducted and in all settlements it may reach. As of the date hereof, MCM has no material litigation to disclose as that term is defined under the U.S. Commodity Exchange Act and the regulations promulgated thereunder.

MCM will act only as clearing broker for USL and as such will be paid commissions for executing and clearing trades on behalf of USL. MCM has not passed upon the adequacy or accuracy of this disclosure document. MCM will not act in any supervisory capacity with respect to USCF or participate in the management of USCF or USL.

MCM is not affiliated with USL or USCF. Therefore, neither USCF nor USL believes that there are any conflicts of interest with MCM or its trading principals arising from its acting as USL’s FCM.